Exhibit 99.2

New Oriental Announces Senior Management Share Purchase Plan

Beijing, July 20, 2012—New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that members of its senior management team, including its chairman and chief executive officer Michael Minhong Yu, director, president and chief financial officer Louis T. Hsieh, director and executive vice president Chenggang Zhou, executive president, domestic business Xiangdong Chen and senior vice president Yunlong Sha, have informed the Company of their intention to use their personal funds to purchase the Company’s American depositary shares (“ADS”) on the open market for an aggregate amount up to a maximum of $50 million within the next three months, in accordance with Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The senior management team who will participate in the share purchase plan has agreed not to sell any shares or ADS of the Company held by them or their affiliates for a period of six months commencing today.

Michael Minhong Yu, Chairman and Chief Executive Officer of New Oriental, commented, “we remain confident in the long-term prospects of New Oriental’s business and this share purchase plan demonstrates our confidence.”

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.” For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in New Oriental’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:            +86-10-6260-5568

Email: zhaosisi@xdf.cn

Mr. Martin Reidy

Beijing Brunswick Consultancy Ltd.

Tel:            +86-10-5960-8616

Email: mreidy@brunswickgroup.com

In the U.S.:

Ms. Cindy Zheng

Brunswick Group LLC

Tel:            +1-212-333-3810

Email: czheng@brunswickgroup.com

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